UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)*



Q Comm International, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


74727M306
(CUSIP Number)


May 20, 2003
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Page 1 of 6 Pages


CUSIP No. 74727M306				13G
------------------------------------------------------------
1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William K. Jurika
-------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) [_]
	(b) [X]
--------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
--------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


5  SOLE VOTING POWER

0 shares.

--------------------------------------------------------------
6  SHARED VOTING POWER

238,095 shares.

--------------------------------------------------------------
7  SOLE DISPOSITIVE POWER

0 shares.

--------------------------------------------------------------
8 SHARED DISPOSITIVE POWER

238,095 shares.

---------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

238,095 shares.
-------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
    [_]

-------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.5%
-------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

IN
-------------------------------------------------------------

Page 2 of 6 pages
CUSIP No. 74727M306				13G
--------------------------------------------------------------
NAME OF REPORTING PERSON
1  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Michelle Jurika
--------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) [_]
	(b) [X]
--------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
--------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

5 SOLE VOTING POWER

0 shares.

--------------------------------------------------------------
6  SHARED VOTING POWER

238,095 shares.

--------------------------------------------------------------
7  SOLE DISPOSITIVE POWER

0 shares.

--------------------------------------------------------------
8  SHARED DISPOSITIVE POWER

238,095 shares.

----------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

238,095 shares.
------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
	[_]

------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.5%
------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

IN
------------------------------------------------------------------

Page 3 of 6 pages
Item 1.

(a) Name of Issuer: Q Comm International, Inc.

(b) Address of Issuer's Principal Executive Offices:

1145 South 1680 West
Orem, Utah 84058

Item 2.

(a) Name of Person(s) Filing:

William K. Jurika and Michelle Jurika, individually and as trustees of the Jurika Family Trust U/A 1989.

(b) Address of Principal Business Office or, if none, Residence:

2030 Franklin Street, Suite 210
Oakland, CA 94612

(c) Citizenship:

U.S.A.

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e) CUSIP Number:

74727M306

Item 3.	If this statement is filed pursuant to Rule 13d-1(b)
or 13d-2(b), check whether the person filing is a:

N.A.

Item 4.  Ownership

(a) Amount beneficially owned: 238,095 shares

(b) Percent of class: 14.5%

    (i)  Sole power to vote or to direct the vote: 0 shares.
    (ii) Shared power to vote or direct the vote: 238,095 shares.
    (iii) Sole power to dispose of or to direct the disposition of:
          0 shares.
    (iv) Shared power to dispose of or to direct the disposition of:
         238,095 shares.

Item 5.  Ownership of Five Percent or Less of a Class

N.A.


Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

Each of the Reporting Persons has the right to direct the voting and disposition of the 238,095 shares as trustee of the Jurika Family
Trust U/A 1989, the direct owner of the securities.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

N.A.

Item 8.  Identification and Classification of Members of the Group

N.A.

Item 9.  Notice of Dissolution of Group

N.A.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBIT

1. Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 18, 2003


 /s/ William K. Jurika
William K. Jurika, Individually
and as trustee of the Jurika
Family Trust U/A 1989




/s/	Michelle Jurika
Michelle Jurika, Individually
and as trustee of the Jurika
Family Trust U/A 1989

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100


EXHIBIT 1.
AGREEMENT OF JOINT FILING
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, William Jurika and Michelle Jurika, as individuals and as Trustees of the Jurika Family Trust U/A 1989, hereby agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, no par value, of Q Comm International, Inc. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.
Dated:  June 18, 2003

/s/ William Jurika
William Jurika, Individually and as Trustee
of the Jurika Family Trust U/A 1989

/s/ Michelle Jurika
Michelle Jurika, Individually and as Trustee
of the Jurika Family Trust U/A 1989





























Page 6 of 6 pages
11117.001.0011.a